EXHIBIT 21.1

THE BABCOCK & WILCOX COMPANY

SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT

YEAR ENDED DECEMBER 31, 2014

NAME OF COMPANY	JURISDICTION OF ORGANIZATION	PERCENTAGE OF OWNERSHIP INTEREST
Babcock & Wilcox Investment Company	Delaware	100
Babcock & Wilcox Power Generation Group, Inc.	Delaware	100
Babcock & Wilcox Government and Nuclear Operations, Inc.	Delaware	100
Babcock & Wilcox Nuclear Operations Group, Inc.	Delaware	100
Babcock & Wilcox Nuclear Energy, Inc.	Delaware	100
Nuclear Fuel Services, Inc.	Delaware	100
Generation mPower LLC	Delaware	90
Babcock & Wilcox Commercial Power, Inc.	Delaware	100
Babcock & Wilcox Modular Reactors, LLC	Delaware	100
Babcock & Wilcox mPower, Inc.	Delaware	100

The subsidiaries omitted from the foregoing list, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.